Exhibit 99.1

The Hague, March 8, 2007

AEGON ACHIEVES STRONG GROWTH IN 2006

t	SOLID FINANCIAL PERFORMANCE
-	Net income increased 2% for the full year; operating earnings up 32%
-	Value of new business increased 41% totaling EUR 775 million, ahead of target to double VNB by 2010
-	New life sales1) increased 20% with record sales in the UK and Poland. Sales in the Americas and Netherlands return to growth

t	YEAR MARKED BY SUCCESSFUL EXPANSION
-	Global pension capability expanded with new pension initiatives in Poland and Mexico, supported by strong growth in UK and CEE
-	Expansion plans realized in Mexico, India and China; in 2007 further expansion into Romania and Japan
-	Announced acquisitions of US-based Clark, Inc. and Unirobe in the Netherlands strengthen multi-channel distribution

t	STRONG CAPITAL POSITION AND CASH FLOWS SUPPORT BOTH DIVIDEND INCREASE AND EXPANSION
-	Significant increase in proposed final dividend, increasing the full year dividend by 22% to EUR 0.55
-	Going forward, AEGON aims to increase dividends in relation to the development of capital position and cash flows

1)	New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 of single premium

EARNINGS SUMMARY Amounts in EUR millions, except per share data	Q4 2006	Q4 2005%		Full Year 2006	Full Year 2005%		Constant currency exchange rates %
Operating earnings before tax	735	643	14	2,828	2,147	32	33
Net gains/(losses) on investments and impairment charges before tax	26	136	(81)	444	1,171	(62)	(62)
Other non-operating income/(charges) and share in profit/(loss) of associates	51	32	59	118	297	(60)	(60)
Income before tax	812	811	0	3,390	3,615	(6)	(6)
Net income	816	687	19	2,789	2,732	2	3
- per share	0.50	0.41	22	1.63	1.63	0	0
Dividend per share				0.55	0.45	22

Note: This press release includes non-GAAP financial measures: operating earnings before tax and value of new business. The reconciliation of operating earnings before tax to the most comparable GAAP measure and an explanation for its use is provided on page 31. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. On pages 26 and 27, a further breakdown is given and reference is made to the assumptions included in the Embedded Value disclosure document. AEGON believes the value of new business, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

0803200701

CHAIRMAN’S OVERVIEW

Highlighting key developments during 2006, AEGON’s Chairman of the Executive Board Donald J. Shepard, stated:

“During the past year, we made significant progress in line with AEGON’s strategy to increase profitability, enhance distribution and expand geographically into regions that offer long term growth potential for our core products and services. The significant increases in AEGON’s proposed full-year and final dividend are evidence of AEGON’s continued strong capital position and cash flows.

“The 32% increase in operating earnings reflects solid growth across most lines of business especially in the Americas and the UK. The 2% increase in AEGON’s net income for the year reflects higher operating earnings, as well as lower gains on our investment portfolio and lower book gains.

“AEGON’s value of new business for 2006 increased 41%, driven by strong business growth in both our established and developing markets. Despite a number of significant one-off items in the Americas, the increase represents better-than-expected progress toward our goal of doubling AEGON’s value of new business to EUR 1.1 billion by 2010 as announced last November.

“The increase in AEGON’s internal rate of return on new business for the year from 12.4% to 14.5% - well above our internal 11% hurdle rate - is a clear indication of our determination to grow our business profitably. We are pleased by the improving internal rate of return in AEGON The Netherlands which increased to 9.8% from 9.2% in the comparable period.

“In 2006, new life sales increased 20% for the full year, reflecting record sales in the UK which were nearly double the industry rate with a 54% increase, as well as a rebound in retail life sales in the US and improved sales in the Netherlands. In Spain, new life sales more than doubled as a result of our recent partnerships with major savings banks. In Central and Eastern Europe new life sales were particularly strong in Poland during the year, with record sales in the fourth quarter. Our Taiwanese business is making a successful transition to a more balanced product portfolio during 2006. Nearly half of the new business came from high margin unit-linked products.

“The opportunity for pensions globally continues to be an area of primary focus for AEGON. During the year, sales of pension-related products were the main driver behind the strong sales growth in the UK. Membership in AEGON’s pension funds in Hungary and Slovakia grew considerably during 2006, and in the Netherlands sales of individual and group pension products showed a promising increase. In the US, our award-winning pension business continues to experience good growth with over USD 9.3 billion in total deposits during the year. Our agreement to acquire a top-ten pension fund management company in Poland and our newly-formed pension fund management joint venture in Mexico will add additional momentum to AEGON’s leading pension position internationally.

“We further broadened AEGON’s distribution capability through our acquisition of a leading provider of bank-owned and corporate-owned life insurance in the United States and with our acquisition of the remaining 55% of Unirobe, a company of independent financial advisors in the Netherlands. Our two new joint ventures with Spanish savings banks began writing business mid-year, expanding AEGON’s position in the bank channel in Spain.

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“During 2006, and in the early days of 2007, we have fulfilled our intention to enter a number of key growth markets. In Mexico, we acquired 49% of Seguros Argos, a fast-growing life insurance company specializing in worksite marketing. In India, we established a partnership with the Ranbaxy Promoter Group to provide life insurance and asset management products across the country. AEGON’s rollout in China continued with new operations in the Shandong province. We also announced our plans to form a mandatory pension company with Banca Transilvania in Romania given the implementation of pension reforms expected next year. In addition, we will form a life insurance company in Romania that will utilize Banca Transilvania’s broad distribution capability. And finally, we have established a new partnership with Sony Life to form a life insurance company that will initially provide variable annuity products through its extensive LIFEPLANNER® agent channel and through other financial institutions throughout Japan.

“As we continue to leverage AEGON’s broad capabilities across business and country units, we have been working toward a more coordinated approach to leveraging our global asset management expertise. During the coming months we will be looking to develop ways to bring our distinct asset management capabilities even closer together to better serve the evolving needs of our customers. We believe that this approach will enhance AEGON’s advantage in an increasingly competitive market.

“The past year was one of strong growth for AEGON in terms of sales, operating earnings, and profitability. We intend to build on the promising achievements of 2006 as AEGON looks to further strengthen its position as a leading provider of life insurance, pensions and investment products internationally.”

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EARNINGS OVERVIEW
					amounts in millions
	EUR				EUR
	Fourth quarter				Full year
		2006	2005	%	2006	2005	%
By product segment
Traditional life		222	224	(1)	790	823	(4)
Life for account of policyholders		93	79	18	614	243	153
Fixed annuities		124	138	(10)	433	425	2
Variable annuities		82	99	(17)	261	130	101
Institutional guaranteed products		89	69	29	275	280	(2)
Fee - off balance sheet products		33	(10)	N.M.	75	33	127
Reinsurance		40	25	60	163	105	55
Accident and health insurance		78	67	16	369	324	14
General insurance		8	10	(20)	55	55	0
Banking activities		5	11	(55)	35	15	133
Other		0	(6)	N.M.	0	(6)	N.M.
Interest charges and other		(39)	(63)	(38)	(242)	(280)	(14)
Operating earnings before tax		735	643	14	2,828	2,147	32
Gains/(losses) on investments		3	141	(98)	469	1,157	(59)
Impairment charges		23	(5)	N.M.	(25)	14	N.M.
Other non operating income/(charges)		38	24	58	86	277	(69)
Share in profit/(loss) of associates		13	8	63	32	20	60
Income before tax		812	811	0	3,390	3,615	(6)
Income tax		4	(123)	N.M.	(601)	(885)	(32)
Minority interest		0	(1)	N.M.	0	2	N.M.
Net income [1]		816	687	19	2,789	2,732	2

Net income in USD		1,047	819	28	3,505	3,403	3

Income before tax geographically
Americas		685	606	13	2,140	2,181	(2)
The Netherlands		42	229	(82)	1,042	1,286	(19)
United Kingdom		104	73	42	331	272	22
Other countries		32	11	191	81	248	(67)
Holding and other activities		(59)	(102)	(42)	(196)	(352)	(44)
Eliminations		8	(6)	N.M.	(8)	(20)	60
Income before tax		812	811	0	3,390	3,615	(6)

Amounts per common share of EUR 0.12
Net income in EUR [2]		0.50	0.41	22	1.63	1.63	0
Net income fully diluted in EUR [2]		0.49	0.41	20	1.62	1.63	(1)

Net income in USD		0.64	0.49	31	2.05	2.03	1
Net income fully diluted in USD		0.63	0.49	29	2.04	2.03	0

					At	At
					Dec. 31	Dec. 31
					2006	2005
Shareholders’ equity in EUR [3]					10.76	10.89	(1)
Shareholders’ equity in USD [3]					14.17	12.85	10
[1]	Net income refers to net income attributable to equity holders of AEGON N.V.
[2]	After deduction of preferred dividend and coupons on perpetuals.
[3]	Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2005:

EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,582 million (at Dec. 31, 2005: 1,576 million).

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2006 GROUP HIGHLIGHTS

Value of new business

Value of new business (VNB) for 2006 amounted to EUR 775 million, ahead of AEGON’s target of doubling VNB to EUR 1.1 billion by 2010. The increase in value of new business of 41% compared to EUR 550 million for 2005, was driven by the UK, the Americas, Central and Eastern Europe and Other European Countries. A number of one-off items in the Americas also contributed to the increase in VNB. The internal rate of return (IRR) on new business remains high, confirming AEGON’s focus on growing profitably and amounted to 14.5% compared to 12.4% for 2005. All regions showed an improvement in IRR in 2006.

Sales

In 2006, new life sales increased 20% to EUR 3,051 million, primarily due to record sales in the United Kingdom. In the UK, new life sales increased 54% for the period as a result of strong pension sales, partly attributable to Pension A-Day, and growth in the sales of bonds, annuities and individual protection products. New life sales in the Americas increased 7% in 2006. Higher bank-owned and corporate-owned (BOLI/COLI), reinsurance sales, as well as and growth in the middle market were partly offset by lower retail sales within the Transamerica agency channel earlier in the year. Sales, however, rebounded in the fourth quarter. New life sales in the Netherlands increased 7% to EUR 248 million, driven by growth of individual life sales through the intermediary channel and increased activity in the group pensions business. New life sales in Other countries in 2006 decreased 30% due to lower sales in Taiwan, but were partly offset by higher sales in Spain and Poland. The increase in new life sales in Spain mainly reflects the joint ventures with Caja Badajoz and Caja Navarra becoming operational mid-year.

Sales of annuity and institutional guaranteed products in the Americas increased 11% to USD 21.3 billion, compared to 2005. Variable annuity deposits of USD 6.6 billion increased 6% compared to 2005. The retail segment increased 15% over last year due to increased demand for variable annuity products and increased wholesaler distribution. Fixed annuity deposits declined 2% while deposits in the pension channel increased 48%. Retail fixed annuity deposits declined 19% as sales continue to be challenged by the inverted yield curve and competition from other bank-sold products. Deposits in institutional guaranteed products increased 17%, primarily due to higher medium-term note issuance.

Off balance sheet production for the Group increased 14%, reflecting strong sales of synthetic Guaranteed Investment Contracts (GIC’s), strong sales in retail mutual funds in the US and the UK, and continued growth of AEGON’s pension fund business in Central and Eastern Europe. The increase was partly offset by lower sales of managed assets.

Operating earnings before tax

Operating earnings before tax in 2006 increased 32% to EUR 2,828 million (33% at constant currency exchange rates), with higher earnings in the Americas, the Netherlands and the UK. Operating earnings before tax in the Americas were USD 2,732 million for 2006, an increase of USD 367 million or 16% compared to 2005. The return on hedge funds, limited partnership and convertible bond assets contributed significantly to the earnings growth. In addition, the year-over-year earnings improvement in the Americas is due to growth in most lines of business and improved mortality experience. The increase in operating earnings in the Netherlands primarily reflects the net positive impact of changes in interest rates on guarantee provisions and related hedges. In the United Kingdom, operating earnings before tax mainly reflect the positive effect of higher equity and bond markets and overall growth of the businesses. Higher surrenders due to Pension A-day partly offset the increase. The decrease of operating earnings before tax in Other countries primarily reflects

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investments to grow AEGON’s businesses in Slovakia and China. This decrease was partly offset by higher earnings in Hungary and Spain.

Commissions and expenses

Commissions and expenses increased 10% to EUR 6,085 million (11% at constant currency exchange rates).

Non-operating income

Net gains on investments (before tax) and impairment charges together amounted to EUR 444 million compared to a gain of EUR 1,171 million in 2005. The decline primarily reflects a negative fair value change in derivatives used for asset and liability management in the Netherlands and normal trading activity in the US in a higher interest rate environment, partly offset by net gains on the sale of shares in the Netherlands. In 2006 credit default losses exceeded recoveries by USD 15 million due to good performance of the credit portfolio in the Americas.

Other non-operating income and the share in the profit of associates together amounted to EUR 118 million. The year 2005 contained the book gain on the sale of the general insurance activities in Spain of EUR 176 million before tax.

Net income

In 2006, net income increased 2% to EUR 2,789 million (3% at constant currency exchange rates). Higher operating earnings were offset by lower net gains on investments and lower other non-operating income. The effective tax rate decreased to 18% from 24% in 2005, mainly due to higher tax-exempt gains in the Netherlands, and the impact of the reduction of the corporate tax rate in the Netherlands from 29.6% to 25.5%. The Dutch parliament ratified this reduction in the fourth quarter which resulted in a release of deferred tax liabilities. Net income per share of EUR 1.63 was equal to net income per share in 2005.

Revenue generating investments

Total revenue generating investments amounted to EUR 363 billion at December 31, 2006, compared to EUR 358 billion at December 31, 2005.

Shareholders’ equity

Shareholders’ equity amounted to EUR 19.1 billion at the end of 2006, down 1% compared to December 31, 2005. In 2006, the positive impact of EUR 2.8 billion from net income was offset by negative foreign currency translation effects of EUR 1.3 billion, a decrease in revaluation reserves of EUR 0.6 billion and distributions (dividends, coupons on perpetuals and repurchases of outstanding shares) of EUR 0.9 billion.

Dividend

At the Annual General Meeting on April 25, 2007, the Executive Board of AEGON N.V. will propose a total dividend for 2006 of EUR 0.55 per common share, a 22% increase compared to the 2005 dividend. The dividend increase is driven by a strong capital base and healthy cash flows. Taking into account the interim dividend of EUR 0.24 paid in September 2006, the proposed final dividend will amount to EUR 0.31, a 35% increase compared to the final dividend of 2005. The final dividend will be paid in cash or shares at the election of the shareholder. The value of the stock dividend will be approximately 5% lower than the cash dividend. AEGON will purchase an equivalent amount of stock on the open market to neutralize the effect of stock dividend. Going forward, AEGON aims to increase dividends in relation to the development of capital position and cash flows.

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REPORT OF THE COUNTRY UNITS

AMERICAS								amounts in millions
USD				USD			EUR
Fourth quarter				Full year			Full year
2006	2005	%		2006	2005	%	2006	2005	%
			Income by product segment
191	170	12	Traditional life	716	674	6	570	541	5
32	22	45	Life for account of policyholders	109	108	1	87	87	0
160	166	(4)	Fixed annuities	545	529	3	434	425	2
104	123	(15)	Variable annuities	327	162	102	260	130	100
114	82	39	Institutional guaranteed products	346	349	(1)	275	280	(2)
23	9	156	Fee - off balance sheet products	68	67	1	54	54	0
52	30	73	Reinsurance	205	131	56	163	105	55
91	65	40	Accident and health insurance	416	345	21	331	277	19
767	667	15	Operating earnings before tax	2,732	2,365	16	2,174	1,899	14
82	77	6	Gains/(losses) on investments	(28)	299	N.M.	(22)	240	N.M.
27	(17)	N.M.	Impairment charges	(15)	53	N.M.	(12)	42	N.M.
876	727	20	Income before tax	2,689	2,717	(1)	2,140	2,181	(2)
(253)	(128)	98	Income tax	(738)	(705)	5	(587)	(566)	4
0	0	0	Minority interest	0	2	N.M.	0	2	N.M.
623	599	4	Net income	1,951	2,014	(3)	1,553	1,617	(4)

			Revenues
449	299	50	Life general account single premiums	990	922	7	788	740	6
1,593	1,474	8	Life general account recurring premiums	5,833	5,568	5	4,642	4,470	4
305	107	185	Life policyholders account single premiums	1,698	611	178	1,351	491	175
315	282	12	Life policyholders account recurring premiums	1,166	1,156	1	928	928	0
2,662	2,162	23	Total life insurance gross premiums	9,687	8,257	17	7,709	6,629	16
610	589	4	Accident and health insurance	2,490	2,456	1	1,981	1,972	0
3,272	2,751	19	Total gross premiums	12,177	10,713	14	9,690	8,601	13
1,802	1,731	4	Investment income	7,185	6,705	7	5,718	5,383	6
339	286	19	Fee and commission income	1,220	1,085	12	971	871	11
5,413	4,768	14	Total revenues	20,582	18,503	11	16,379	14,855	10

1,288	1,049	23	Commissions and expenses	4,614	4,063	14	3,672	3,262	13

			Standardized new premium production insurance
456	289	58	Life single premiums	2,202	1,298	70	1,752	1,042	68
318	258	23	Life recurring premiums annualized	1,029	1,036	(1)	819	832	(2)
363	287	26	Life total recurring plus 1/10 single	1,249	1,166	7	994	936	6

			Gross deposits
671	626	7	Fixed annuities	2,169	2,221	(2)	1,726	1,783	(3)
2,610	2,121	23	Institutional guaranteed products	12,501	10,712	17	9,948	8,600	16
1,606	1,529	5	Variable annuities	6,612	6,260	6	5,262	5,026	5
4,887	4,276	14	Total production on balance sheet	21,282	19,193	11	16,936	15,409	10

			Off balance sheet production
7,134	2,598	175	Synthetic GICs	12,628	8,239	53	10,049	6,614	52
			Mutual funds/ Collective Trusts and
2,233	2,314	(4)	other managed assets	9,701	10,114	(4)	7,720	8,120	(5)
9,367	4,912	91	Total production off balance sheet	22,329	18,353	22	17,769	14,734	21

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THE AMERICAS

t	Value of new business amounted to USD 494 million, an increase of 45% compared to 2005.
t	The internal rate of return on new business improved to 12.9% in 2006 from 11.3% for 2005.
t	Variable annuity sales increased 6% to USD 6.6 billion compared to 2005, including an increase of 15% in the retail segment.
t	Operating earnings before tax increased 16% to USD 2,732 million.
t	Total revenue generating investments amounted to USD 287 billion at December 31, 2006, an increase of 8% compared to year-end 2005.

Results

Operating earnings before tax totaled USD 2,732 million for 2006, an increase of USD 367 million or 16% compared to 2005. The return on hedge funds, limited partnership and convertible bond assets contributed significantly to the earnings growth. Returns on these portfolios outperformed long term expectations in both 2006 and 2005, and were particularly strong in the fourth quarter of 2006. In addition, the year-over-year earnings improvement is due to growth in most lines of business and improved mortality experience.

Net income, which includes net gains/losses on investments and impairment charges, decreased 3% to USD 1,951 million. Net gains/losses on investments amounted to a loss of USD 28 million in 2006 compared to a gain of USD 299 million in 2005. The loss in 2006 is primarily due to normal trading activity during the second quarter in a rising interest rate environment. Net impairment charges of USD 15 million in 2006 were well below long-term expectations, but less favorable than the net impairment recoveries of USD 53 million recorded during 2005. The effective tax rate of 27% for 2006 is slightly higher than the effective rate of 26% in 2005.

Value of new business

Value of new business (VNB) in the Americas of USD 494 million increased 45% compared to 2005. The improvement in VNB is due to increased production of institutional guaranteed products and reinsurance, along with higher returns achieved across business lines. The results in 2006 include USD 48 million of significant items in the fourth quarter, including a large block of credit insurance, the completion of a redundant regulatory reserve financing transaction and pension takeover sales that occurred throughout the year but were not recorded until the fourth quarter. The internal rate of return (IRR) on new business in 2006 was 12.9% compared to 11.3% in 2005. Please refer to pages 26 and 27 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales for retail and BOLI/COLI products increased 3% to USD 934 million. Fourth quarter retail sales in 2006 increased USD 71 million over the third quarter, including USD 50 million from a significant block of credit life insurance obtained through a reinsurance transaction. Retail sales declined 9% over 2005, due to the discontinuance of sales of investor-owned life insurance offset partially by a rebound in the fourth quarter. Standardized sales of BOLI/COLI increased USD 95 million to USD 202 million in 2006.

Operating earnings before tax for traditional life increased USD 42 million, or 6%, to USD 716 million in 2006. The growth over last year is primarily attributable to improved mortality experience, continued favorable performance in the hedge fund and limited partnership portfolios, and continued growth of the inforce. The earnings from the fair value assets (hedge funds and limited partnerships) contributed USD 79 million in 2006 compared to USD 58 million in 2005.

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Operating earnings before tax from life for account of policyholders of USD 109 million increased USD 1 million compared to 2005.

Fixed annuities

Fixed annuity new deposits declined by USD 52 million, or 2%, to USD 2,169 million in 2006. Retail fixed annuity new deposits declined 19% as fixed annuity sales continue to be difficult due to the inverted yield curve and competition from other bank-sold products. However, new deposits in the pension channel increased 48% to USD 799 million. The increase in pension sales is primarily related to fourth quarter terminal funding sales of USD 228 million. Fixed annuity account balances of USD 48.0 billion were USD 4.9 billion lower than year-end 2005 as policyholder withdrawals continue to exceed new deposits. The total decrement rate on the retail annuity segment increased to an annualized rate of 26% for the fourth quarter of 2006, which brings the 2006 full year decrement rate to 23%, up from 14% in 2005 but within expectations.

Fixed annuity operating earnings before tax increased 3% to USD 545 million compared to 2005. This reflects an increase in earnings from the impact of fair value movements of certain financial assets, as well as otherwise stable spreads on lower balances. Assets carried at fair value contributed USD 148 million compared to USD 92 million in 2005. The earnings impact from the valuation of total return annuities declined to USD 14 million compared to USD 42 million in the prior year.

Product spreads on the largest segment of the fixed annuity book were 287 basis points in the fourth quarter of 2006 compared to 232 basis points in the third quarter, all on a pre-tax operating basis. Product spreads in the fourth quarter include 74 basis points from the impact of valuation of certain items carried at fair value compared to 25 basis points in the third quarter. On a normalized basis, product spreads in the quarter expanded to 230 basis points from 224 basis points in the previous quarter.

Variable annuities

Variable annuity new deposits of USD 6.6 billion increased 6% compared to 2005. The retail segment increased 15% over last year due to an increase in demand for variable annuity products and increased wholesaler distribution. Fourth quarter retail sales decreased 3% over third quarter due to a decline in the Agency channel, while sales through the wirehouse and fee planner channels increased 5% sequentially. Sales in the pension segment declined 3% from last year, primarily due to strong takeover deposits in the third quarter of 2005. Variable annuity balances of USD 52.7 billion increased 10% compared to year-end 2005.

Variable annuity operating earnings before tax of USD 327 million 2006 increased USD 165 million. The valuation of Canadian segregated funds contributed earnings of USD 54 million in 2006 compared to USD 12 million in 2005. The remainder of the increase reflects favorable equity markets and growth in assets under management in addition to favorable deferred policy acquisition costs (DPAC) amortization compared to the prior period.

Institutional guaranteed products

Sales of institutional guaranteed products amounted to USD 12.5 billion, an increase of 17% during 2006. The increased sales were primarily due to higher medium term note issuance. The balance of institutional guaranteed products increased to USD 34.3 billion compared to USD 32.9 billion at year-end 2005.

Operating earnings before tax of institutional guaranteed products decreased 1% to USD 346 million compared to the last year. Higher earnings on certain assets carried at fair value, which amounted to USD 164 million compared to USD 85 million in 2005, and growth due to strong sales have been offset by reduced product spreads due to the continued rise of short-term interest rates early in 2006.

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Fee – off balance sheet products

Off balance sheet sales for 2006 of USD 22.3 billion increased 22% over 2005. Retail mutual fund deposits of USD 3.1 billion increased 51% in 2006 due to increased sales in the wirehouse and fee planner channels. Sales of pension mutual funds increased 2% over a strong 2005 to USD 5.3 billion. Synthetic GIC sales of USD 12.6 billion in 2006 increased 53% with the increase largely attributable to fourth quarter sales of USD 7.1 billion. Institutional asset management sales of USD 1.4 billion decreased from USD 2.9 billion in 2005, primarily due to a strong first quarter 2005. Off balance sheet assets of USD 94.6 billion at December 31, 2006 have increased 17% compared to year-end 2005 due to continued strong mutual fund and synthetic GIC sales and favorable equity market returns.

Operating earnings before tax from fee – off balance sheet products were USD 68 million in 2006, an increase of USD 1 million over 2005. The 2005 results include a one-time release of USD 20 million from a long-term deferred compensation plan. This was more than offset by higher fees from the growth in assets under management due to strong production and favorable equity markets.

Reinsurance

Reinsurance new life sales of USD 315 million increased USD 56 million or 22% over 2005 due to growth in both domestic and international sales. Fourth quarter 2006 sales increased 54% over the same quarter in 2005.

Reinsurance operating earnings before tax of USD 205 million increased 56% compared to 2005. The increase in earnings primarily reflects continued growth in the inforce due to strong sales and favorable mortality relative to 2005. In addition, earnings from the total return annuity product amounted to USD 24 million in 2006 compared to a loss of USD 7 million in 2005.

Accident and health business

Accident and health premiums of USD 2,490 million increased 1% compared to last year. Accident and health operating earnings before tax increased 21% to USD 416 million in 2006. The increase in earnings is primarily due to favorable claims experience relative to 2005 and continued growth of the business.

Commissions and expenses

Commissions and expenses of USD 4,614 million increased 14% compared to 2005. Operating expenses of USD 1,957 million in 2006 were up 11% compared to 2005. This increase includes the impact of a one-time release of USD 20 million during the second quarter of 2005 from a long-term deferred compensation plan included in the fee – off balance sheet line of business. Operating expenses increased primarily due to growth initiatives in variable annuities and off balance sheet asset management, as well as increased regulatory and compliance costs. On January 11, 2007 Transamerica announced that it will consolidate its Kansas City-based life insurance administrative operations in Cedar Rapids, Iowa, by year-end 2007. Once consolidation is complete annual savings are expected to be USD 15 to 20 million.

Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations.

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These assets include certain hedge funds, real estate limited partnerships and convertible bonds, with assets totaling approximately USD 3.8 billion as of December 31, 2006. Operating earnings for 2006 include USD 499 million (USD 598 million before DPAC offsets) related to these asset classes, including fair valuation of assets of USD 452 million and cash income of USD 47 million. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8-10%, including fair valuation and cash income, before tax and DPAC offsets. The impact of the fair valuation of assets is most notable in the traditional life, fixed annuity and institutional guaranteed products lines of business.

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THE NETHERLANDS

				amounts in millions
EUR				EUR
Fourth quarter				Full year
2006	2005	%		2006	2005	%
			Income by product segment
60	80	(25)	Traditional life	189	270	(30)
17	(3)	N.M.	Life for account of policyholders	315	(53)	N.M.
9	(4)	N.M.	Fee - off balance sheet products	35	15	133
7	12	(42)	Accident and health insurance	34	45	(24)
3	6	(50)	General insurance	26	30	(13)
5	11	(55)	Banking activities	35	15	133
101	102	(1)	Operating earnings before tax	634	322	97
(63)	114	N.M.	Gains/(losses) on investments	413	985	(58)
1	10	(90)	Impairment charges	(12)	(25)	52
3	3	0	Share in profit/(loss) of associates	7	4	75
42	229	(82)	Income before tax	1,042	1,286	(19)
179	(22)	N.M.	Income tax	(2)	(272)	(99)
221	207	7	Net income	1,040	1,014	3

			Revenues
105	115	(9)	Life general account single premiums	657	419	57
56	64	(13)	Life general account recurring premiums	449	474	(5)
120	97	24	Life policyholders account single premiums	604	634	(5)
258	299	(14)	Life policyholders account recurring premiums	1,318	1,494	(12)
539	575	(6)	Total life insurance gross premiums	3,028	3,021	0
33	26	27	Accident and health insurance	191	191	0
88	90	(2)	General insurance	434	443	(2)
660	691	(4)	Total gross premiums	3,653	3,655	(0)
506	614	(18)	Investment income	2,006	2,184	(8)
111	81	37	Fee and commission income	375	325	15
1,277	1,386	(8)	Total revenues	6,034	6,164	(2)

322	225	43	Commissions and expenses	1,087	1,091	(0)

			Standardized new premium production insurance
336	280	20	Life single premiums	1,248	1,079	16
33	34	(3)	Life recurring premiums annualized	123	123	0
67	62	8	Life total recurring plus 1/10 single	248	231	7
16	10	60	Non-life premiums	79	48	65

			Gross deposits
503	939	(46)	Saving deposits	2,401	3,478	(31)
503	939	(46)	Total production on balance sheet	2,401	3,478	(31)

			Off balance sheet production
165	149	11	Mutual funds and other managed assets	408	864	(53)
165	149	11	Total production off balance sheet	408	864	(53)

12 of 33

THE NETHERLANDS

t	Value of new business amounted to EUR 48 million, a 23% increase to compared the 2005 value of new business.
t	The IRR on new business was 9.8%, compared to 9.2% for the full year 2005.
t	New life sales increased by 7% to EUR 248 million.
t	Non-life sales increased 65% to EUR 79 million, due to the success of new disability products.
t	Operating earnings before tax amounted to EUR 634 million, compared to EUR 322 million in the full year 2005.
t	Total revenue generating investments increased to EUR 64.0 billion at December 31, 2006, up 2% from year-end 2005 levels.

Results

In the second half of 2006, AEGON The Netherlands implemented a hedging program to extend and enhance its active risk management strategy. In addition to the established derivatives program established in 2004 to lengthen the asset duration, AEGON The Netherlands has implemented a hedging strategy using derivative instruments to mitigate most of the interest rate risks related to guarantees embedded in traditional life, unit-linked and certain group pension products.

Hedging the exposures to guarantees of the unit-linked business led to lower capital requirements on that business, resulting in improvements to the value of new business and internal rate of return for 2006. Fair value movements of the derivatives hedging the unit-linked guarantees are part of operating earnings, while fair value movements of derivatives related to guarantees in traditional life and certain group pension contracts are part of net gains/losses on investments.

Operating earnings before tax amounted to EUR 634 million in 2006, compared to EUR 322 million in 2005. Provisions for guarantees and fair value movements of related hedge instruments significantly influenced operating earnings. The net impact of guarantee provisions and related hedging results on operating earnings in 2006 was a positive EUR 167 million, whereas EUR 165 million was added to guarantee provisions in 2005. The net impact of guarantee provisions and fair value movements of hedging instruments on operating earnings amounted to a negative EUR 21 million in the fourth quarter of 2006.

Certain financial assets that are carried at fair value with no offsetting changes in the fair value of liabilities contributed EUR 43 million to operating earnings before tax, compared to a positive EUR 67 million in 2005. Operating earnings in 2005 included EUR 42 million in provisions for improvements of “Spaarkas” products, which were offset by provision releases for employee benefits and profit sharing in the fourth quarter of 2005. The fourth quarter earnings of 2006 contain an accelerated depreciation of deferred acquisition expenses of EUR 17 million related to group pension business, as a result of the new pension law which no longer allows surrender charges.

Net income, which includes net gains/losses on investments, impairment charges and the share in profit of associates, increased 3% to EUR 1,040 million. Net gains on investments (before tax) amounted to EUR 413 million compared to EUR 985 million in 2005. The gains and losses on investments (before tax) include a negative EUR 352 million from the decrease in market value of derivatives used for asset and liability management purposes, compared to a positive contribution of EUR 306 million in 2005.

The effective tax rate was 0% compared to 21% in the prior year. The decrease mainly reflects higher tax-exempt gains from the sale of shares and the impact of the reduction of the corporate tax rate in the

13 of 33

Netherlands from 29.6% to 25.5%, as ratified by the Dutch parliament in the fourth quarter of 2006, which resulted in a release of deferred tax liabilities.

Value of new business

The value of new business for 2006 amounted to EUR 48 million, an increase of 23% compared to 2005. The IRR amounted to 9.8% compared to 9.2% for the full year 2005. The successful introduction of a new disability product and lower capital requirements on unit-linked business had a positive impact on value of new business and IRR for 2006. Please refer to pages 26 and 27 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales in the Netherlands increased 7% to EUR 248 million driven by growth of individual life sales through the intermediary channel and increased activity in the group pensions business. Immediate annuities were an important driver for individual life sales. A larger number of smaller contracts were sold in the group pension business in 2006 as opposed to a relatively small number of large cases in 2005.

Operating earnings before tax for traditional life amounted to EUR 189 million in 2006, compared to EUR 270 million in 2005. The decrease mainly reflects lower investment income, including a smaller contribution from assets carried at fair value, provision releases in the fourth quarter of 2005, and normalized technical results compared to favorable results in 2005.

Operating earnings before tax from life for account of policyholders amounted to EUR 315 million, compared to a loss of EUR 53 million in 2005. This mainly reflects the net positive effect of changes in interest rates on provisions for guarantees and related hedges, and the absence of additions to provisions for “Spaarkas” products.

Fee – off balance sheet products

Off balance sheet product sales amounted to EUR 408 million compared to EUR 864 million in 2005. The comparable period in 2005 included a number of large asset management contracts.

Operating earnings before tax from fee—off balance sheet products amounted to EUR 35 million in 2006, compared to EUR 15 million in the previous year. The asset management business continued the positive trend in profitability, Meeùs improved its performance. For Unirobe, now another wholly owned independent distribution business of AEGON The Netherlands, as of the fourth quarter of 2006, 100% of the results were included compared to 45% before.

Non-life insurance

Non-life sales increased 65% to EUR 79 million, due to successful sales of new disability products. Accident and health premiums amounted to EUR 191 million, equal to 2005, as premiums from new products offset the decline in income resulting from lapses in the sickness benefits market following new legislation. Sales of the new WIA disability product developed favorably and represented 49% of all new non-life production in 2006. Accident and health operating earnings before tax were EUR 34 million compared to EUR 45 million in 2005. Technical results were lower compared to the favorable results in 2005, mainly as a result of more normalized claim experience and lapses in the sickness benefit market.

General insurance premiums decreased 2% to EUR 434 million. General insurance operating earnings before tax amounted to EUR 26 million compared to EUR 30 million in the comparable period. Better technical results were offset by lower investment income and pricing pressure due to increased competition in some markets.

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Banking activities

During the first half of the year, employees of Dutch companies had the opportunity to establish a “Levensloop” account. New “Levensloop” deposits, largely recurring, amounted to EUR 107 million in 2006. Operating earnings before tax from banking activities amounted to EUR 35 million, compared to EUR 15 million in 2005. The increase primarily reflects the absence of additions to provisions for equity lease products and higher interest spreads.

Commissions and expenses

Commissions and expenses amounted to EUR 1,087 million in 2006, equal to the previous year. Operating expenses amounted to EUR 708 million, 6% lower than in 2005. This is primarily due to the absence of additional provisions for “Spaarkas” and equity lease products, partly offset by the consolidation of Unirobe in the fourth quarter of 2006.

Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year, as actual results can and will deviate from these expectations. These assets include an investment in a private equity fund and totaled EUR 243 million as of December 31, 2006. Operating earnings in 2006 include a gain of EUR 43 million related to these asset classes. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8% before tax. The impact of the fair valuation of assets is notable in the traditional life and life for account of policyholders lines of business.

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UNITED KINGDOM
							amounts in millions
GBP				GBP			EUR
Fourth quarter				Full year			Full year
2006	2005	%		2006	2005	%	2006	2005	%
			Income by product segment
6	(1)	N.M.	Traditional life	14	(1)	N.M.	21	(1)	N.M.
32	42	(24)	Life for account of policyholders	139	139	0	204	203	0
1	(11)	N.M.	Fee - off balance sheet products	0	(27)	N.M.	0	(40)	N.M.
39	30	30	Operating earnings before tax	153	111	38	225	162	39
5	3	67	Gains/(losses) on investments	11	6	83	16	9	78
0	(1)	N.M.	Impairment charges	(1)	(2)	50	(1)	(3)	67
24	18	33	Other non-operating income/(charges) [1]	61	71	(14)	90	104	(13)
1	0	N.M.	Share in profit/(loss) of associates	1	0	N.M.	1	0	N.M.
69	50	38	Income before tax	225	186	21	331	272	22
(24)	(18)	33	Income tax attributable to policyholder return	(51)	(71)	(28)	(75)	(104)	(28)
45	32	41	Income before income tax on shareholders return	174	115	51	256	168	52
3	2	(50)	Income tax on shareholders return	(16)	(17)	(6)	(24)	(24)	0
48	34	41	Net income	158	98	61	232	144	61

			Revenues
251	146	72	Life general account single premiums	859	388	121	1,261	567	122
62	36	72	Life general account recurring premiums	226	172	31	332	252	32
1,121	533	110	Life policyholders account single premiums	3,897	1,756	122	5,724	2,569	123
331	293	13	Life policyholders account recurring premiums	1,292	1,206	7	1,897	1,764	8
1,765	1,008	75	Total gross premiums	6,274	3,522	78	9,214	5,152	79
396	336	18	Investment income	1,643	1,480	11	2,413	2,165	11
63	42	50	Fee and commission income	189	153	24	278	223	25
2,224	1,386	60	Total revenues	8,106	5,155	57	11,905	7,540	58

170	156	9	Commissions and expenses	607	518	17	892	757	18

			Standardized new premium production
			insurance [2]
1,661	1,010	64	Life single premiums	5,656	3,185	78	8,307	4,658	78
122	95	28	Life recurring premiums annualized	490	368	33	720	538	34
288	196	47	Life total recurring plus 1/10 single	1,056	687	54	1,551	1,004	54

			Off balance sheet production
160	85	88	Mutual funds and other managed assets	808	1,032	(22)	1,186	1,509	(21)
160	85	88	Total production off balance sheet	808	1,032	(22)	1,186	1,509	(21)

			[1] Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax.
			There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]   Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

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UNITED KINGDOM

t	Value of new business amounted to GBP 124 million, an increase of 85% compared to the full year 2005 value of new business.
t	The IRR on new business increased to 12.2% from 11.0% for the full year 2005.
t	New life sales increased 54% to GBP 1,056 million, after record sales in the fourth quarter of 2006.
t	Operating earnings before tax increased 38% to GBP 153 million, or 15% excluding the effect of an incentive plan charge for Positive Solutions in 2005 and 2006.
t	Total revenue generating investments of GBP 48.8 billion increased 8% compared to year-end 2005 levels.

Results

Operating earnings before tax amounted to GBP 153 million, compared to GBP 111 million in 2005. The increase mainly reflects the positive effect of higher equity and bond markets and overall growth of the businesses. Higher surrenders due to Pension A-day partly offset the increase. Earnings in 2006 were impacted by a GBP 14 million charge for an incentive plan related to the accelerated acquisition of the remaining 40% of Positive Solutions. In 2005, earnings included a GBP 33 million charge related to this item. Excluding the effect of these charges, operating earnings before tax increased 15%.

Net income, which includes net gains/losses on investments and impairment charges, increased to GBP 158 million from GBP 98 million in 2005. Other non-operating income includes a gain of GBP 11 million in the first quarter of 2006 related to the sale of the Luxembourg-based subsidiary Scottish Equitable International to La Mondiale Participations. In the consolidated earnings for the Group, 35% of this gain has been eliminated to reflect AEGON’s 35% share in La Mondiale Participations.

The effective tax rate in 2006 decreased from 15% to 9%. This reflects the tax-exempt disposal of the Luxembourg subsidiary and the mix of earnings.

Value of new business

The value of new business for 2006 increased 85% to GBP 124 million, compared to GBP 67 million for 2005. The IRR on new business increased to 12.2% compared to 11.0% for the full year 2005. The increase in value of new business reflects higher production and a more profitable mix of business. Please refer to pages 26 and 27 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales in 2006 increased 54%, following record sales in the fourth quarter of 2006. The increase was due to increased activity in almost all business lines and the pension business in particular. A portion of the higher pension sales can be attributed to exceptional activity due to Pension A-Day with single premium pension sales more than doubling. Compared to 2005, non-pension sales grew 25% to GBP 263 million in annualized premium equivalent.

Operating earnings before tax for traditional life amounted to GBP 14 million, compared to a loss of GBP 1 million in 2005. Earnings increased due to higher annuity earnings, positive experience in the protection businesses and higher underlying assets. Operating earnings before tax from life for account of policyholders were GBP 139 million, equal to 2005 earnings. This mainly reflects business growth and the impact of the higher equity and bond markets on fund-related charges, which were offset by the impact of higher surrenders due to Pension A-day.

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Fee – off balance sheet products

In asset management, the retail business continued its strong performance. The majority of sales came from bond funds, further emphasizing AEGON’s fixed income capability. Institutional sales were lower as three large institutional mandates were won in 2005, compared to two major contracts in 2006. Total off balance sheet production amounted to GBP 808 million in 2006, compared to GBP 1,032 million in 2005.

In AEGON’s owned-distribution businesses in the UK, Positive Solutions’ income increased in 2006, driven by higher adviser productivity.

Operating earnings before tax from the fee – off balance sheet products amounted to nil, compared to a negative contribution of GBP 27 million in 2005. Excluding the charges of GBP 14 million for the incentive plan related to Positive Solutions in 2006 and GBP 34 million in 2005, earnings of the fee businesses increased from GBP 7 million in 2005 to GBP 14 million in 2006.

Commissions and expenses

Commissions and expenses increased 17% to GBP 607 million, reflecting growth in the protection and distribution businesses, and the impact of higher surrenders related to Pension A-day. Operating expenses increased by 8% to GBP 375 million, due to investments, growth of the businesses and strong new business in 2006.

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OTHER COUNTRIES
				amounts in millions
EUR				EUR
Fourth quarter				Full year
2006	2005	%		2006	2005	%
			Income by product segment
4	3	33	Traditional life	10	13	(23)
3	2	50	Life for account of policyholders	8	6	33
(1)	0	N.M.	Fixed annuities	(1)	0	N.M.
1	0	N.M.	Variable annuities	1	0	N.M.
4	2	100	Fee - off balance sheet products	(14)	4	N.M.
1	0	N.M.	Accident and health insurance	4	2	100
5	4	25	General insurance	29	25	16
0	(6)	N.M.	Other	0	(6)	N.M.
17	5	N.M.	Operating earnings before tax	37	44	(16)
5	1	N.M.	Gains/(losses) on investments	20	12	67
1	0	N.M.	Other non-operating income/(charges)	0	176	N.M.
9	5	80	Share in profit/(loss) of associates	24	16	50
32	11	191	Income before tax	81	248	(67)
(31)	(1)	N.M.	Income tax	(45)	(37)	22
1	10	(90)	Net income	36	211	(83)

			Revenues
55	8	N.M.	Life general account single premiums	76	25	N.M.
367	363	1	Life general account recurring premiums	1,014	1,009	0
173	87	99	Life policyholders account single premiums	490	101	N.M.
72	46	57	Life policyholders account recurring premiums	237	142	67
667	504	32	Total life insurance gross premiums	1,817	1,277	42
13	13	0	Accident and health insurance	69	67	3
32	32	0	General insurance	127	130	(2)
712	549	30	Total gross premiums	2,013	1,474	37
50	41	22	Investment income	192	157	22
12	8	50	Fee and commission income	41	25	64
0	0	N.M.	Other revenues	1	0	N.M.
774	598	29	Total revenues	2,247	1,656	36

66	100	(34)	Commissions and expenses	342	288	19

			Standardized new premium production insurance [1]
285	94	N.M.	Life single premiums	628	128	N.M.
62	44	41	Life recurring premiums annualized	195	355	(45)
91	54	69	Life total recurring plus 1/10 single	258	368	(30)

			Gross deposits
2	2	0	Variable annuities	6	5	20
2	2	0	Total production on balance sheet	6	5	20

			Off balance sheet production
114	80	43	Mutual funds and other managed assets	459	318	44
114	80	43	Total production off balance sheet	459	318	44

[1]   Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

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OTHER COUNTRIES

t	Value of new business amounted to EUR 152 million, compared to EUR 140 million for 2005.
t	The IRR on new business increased for all regions.
t	New life sales in 2006 decreased 30% to EUR 258 million.
t	Operating earnings before tax amounted to EUR 37 million, compared to EUR 44 million in 2005.
t	Total revenue generating investments increased 47% to EUR 8.0 billion, compared to year-end 2005 levels.

Results

Operating earnings before tax in Other countries amounted to EUR 37 million, compared to EUR 44 million in 2005. Higher earnings in Hungary and Spain were more than offset by investments in growth in Slovakia and China. The increase in Spain is mainly driven by non-recurring expenses in the fourth quarter of 2005, related to the sale of the non-life business, and by the proportional inclusion of the joint ventures with Caja Badajoz and Caja Navarra since the middle of 2006. In Taiwan, higher life for account of policyholders’ earnings compensated for lower traditional life earnings.

Net income amounted to EUR 36 million, compared to EUR 211 million in 2005. The comparable period included a book gain on the sale of the Spanish general insurance activities of EUR 176 million before tax. AEGON’s share in the profit (and loss) of associates (after tax) amounted to EUR 24 million, compared to EUR 16 million in 2005. The effective tax rate in 2006 was 56% as a result of a reduction in the deferred tax assets in Taiwan in the fourth quarter.

Value of new business

The value of new business coming from Other countries for 2006 amounted to EUR 152 million, compared to EUR 140 million for the 2005, accounting for 20% of the total value of new business for the Group. This reflects a strong increase in value of new business in Central and Eastern Europe and Spain. The increase was offset by a lower value of new business for Asia due to lower volumes in Taiwan after a re-pricing of traditional life products in 2005. Asia accounted for 38% of the value of new business coming from Other countries, while Central and Eastern Europe (CEE) and Other European Countries accounted for 30% and 32% respectively.

The IRR amounted to 16.5% for Asia, against 10.6% for the full year 2005. The improvement is driven by Taiwan, mainly due to re-pricing in 2005 and a shift in business mix to high margin unit linked products and accident and health products. For CEE, the IRR of 34.6% compares to 33.4% for the full year 2005. This reflects an improvement in IRR in Poland. Finally, the IRR for Other European Countries amounted to 19.1%. This compares to 17.5% for the full year 2005 and mainly reflects the returns on the new business sold through the bancassurance partnerships.

Please refer to pages 26 and 27 for more detailed information on value of new business.

Traditional life / Life for account of policyholders

New life sales in Taiwan in 2006 decreased 61% to NTD 4.8 billion (EUR 117 million), reflecting the high levels of sales through the broker and bank channel in the first six months of 2005. Unit-linked sales accounted for 47% of total new life sales in 2006. The decline in traditional life sales is due to re-pricing of the products following the revised reserving requirements introduced in 2005. Total gross premiums increased 12% to NTD 39.8 billion (EUR 965 million) in 2006, mainly due to growth in premiums of the life for account of policyholders business.

20 of 33

New life sales in Central and Eastern Europe amounted to EUR 82 million. In Hungary, new life sales increased 5% to HUF 4.6 billion (EUR 17 million), due to the introduction of a new tax regulation, higher sales in the agency channel and the development of the broker channel. In Poland, new life sales amounted to PLN 232 million (EUR 60 million) in 2006, after record sales in the fourth quarter. Sales of single premium life insurance through the bank channel showed very strong momentum, due to a recovery in equity markets in the fourth quarter. In addition, recurring premium sales accelerated in the fourth quarter as a result of the successful development of the broker channel and the tied agent network.

In Spain, new life sales increased 112% to EUR 52 million, reflecting the proportional inclusion of bancassurance sales through AEGON’s joint ventures with Caja Badajoz and Caja Navarra. In addition, a large group life policy sold in the fourth quarter, after the approval of tax changes, contributed to the sales growth. Group sales have been adversely affected by uncertainty about changes in tax law in 2006. Also, the changes have removed tax advantages on certain individual life insurance products. AEGON Spain has developed several new products in anticipation of the new tax rules and will launch these in 2007.

The partnership with CAM experienced a decrease of 24% in new life sales to EUR 168 million (on a 100% basis). The return on the new business improved as the product mix continues to shift from single premium savings products to recurring premium risk and protection products. Premium income for the partnership with CAM amounted to EUR 492 million (on a 100% basis). The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the results of the partnership in the line share in profit / (loss) of associates.

Total traditional life insurance operating earnings before tax from Other countries amounted to EUR 10 million, compared to EUR 13 million in 2005. This reflects lower results in Taiwan, due to the decline in sales, and sales growth in China, where acquisition costs are not yet deferred. Operating earnings from life for account of policyholders increased to EUR 8 million from EUR 6 million in the comparable period, primarily due to higher earnings in Taiwan.

Fee - off balance sheet products

In Hungary, pension fund and mutual fund sales amounted to HUF 93 billion (EUR 353 million). Sales in the pension fund business continued to grow, with the gross number of new members added in 2006 increasing by 32%. Total pension fund membership amounted to more than 628,000 members at the end of 2006 compared to 583,000 at the year-end of 2005. Off balance sheet investments grew by 32% to HUF 373 billion (EUR 1.5 billion) compared to the year-end 2005 level.

In Slovakia, the pension fund business was very successful in attracting new pension fund members in 2006. Approximately 154,000 new members were registered in the mandatory pension fund, bringing the total to over 200,000.

Total fee - off balance sheet operating earnings before tax from Other countries amounted to a negative EUR 14 million, against a positive EUR 4 million in 2005, reflecting acquisition costs of EUR 27 million in 2006 to grow the Slovakian pension business which are immediately expensed, partly offset by higher earnings in Hungary.

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Non-life insurance

In Hungary, non-life premium income increased by 1% to HUF 33.7 billion (EUR 127 million) mainly as a result of solid sales growth and a high retention rate of household insurance. Non-life premiums in Spain, which only include health business, increased 2% to EUR 67 million.

Accident and health insurance operating earnings before tax in Other countries amounted to EUR 4 million compared to EUR 2 million in 2005. General insurance operating earnings before tax increased to EUR 29 million from EUR 25 million in the comparable period last year as a result of favorable claim experience in the Hungarian household insurance business.

Commissions and expenses

Commissions and expenses increased 19% to EUR 342 million mainly due to lower deferral of commissions in Taiwan, following a change in business mix, and strong pension sales in Slovakia. Operating expenses increased 4% to EUR 148 million due to higher expenses in China, Hungary and new operations in Poland, offset by lower expenses in Spain.

Associates

AEGON’s share in the profit of associates amounted to EUR 24 million, compared to EUR 16 million in 2005. This line represents the income from the partnership with CAM (49.99% interest) as well as the income from the 35% stake in La Mondiale Participations.

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CONDENSED CONSOLIDATED BALANCE SHEETS
	amounts in millions
	At		At
	Dec. 31		Dec. 31
	2006		2005
	EUR		EUR	%
Investments general account	136,131		146,075	(7)
Investments for account of policyholders	135,537		127,547	6
Investments in associates	478		542	(12)
Other assets and receivables	42,667		37,051	15
Total assets	314,813		311,215	1

Shareholders’ equity	19,137		19,276	(1)
Perpetual capital securities and other equity instruments	4,032		3,379	19
Minority interest	16		15	7
Group equity	23,185		22,670	2
Trust pass-through securities and subordinated borrowings	157		721	(78)
Senior debt related to insurance activities	1,473		2,059	(28)
Total capital base	24,815		25,450	(2)

Insurance contracts general account	88,428		95,690	(8)
Insurance contracts for account of policyholders	72,194		70,280	3
Investment contracts general account	36,618		38,842	(6)
Investment contracts for account of policyholders	64,097		58,724	9
Other liabilities	28,661		22,229	29
Total equity and liabilities	314,813		311,215	1

SHAREHOLDERS’ EQUITY ROLL FORWARD
	At		At
	Dec. 31		Dec. 31
	2006		2005
	EUR		EUR
Shareholders’ equity January 1	19,276		14,875
Net income	2,789		2,732
Dividend paid	(471)		(272)
Movements in foreign currency translation reserve	(1,325)		1,515
Repurchased and sold own shares	(262	) [1]	76
Movements in revaluation reserves	(645)		152
Coupons on perpetuals (net of tax)	(143)		(132)
Other changes	(82)		330 [2]
Shareholders’ equity end of period	19,137		19,276

[1] Includes EUR 171 million for 11.6 million shares which were repurchased to neutralize the dilutive effect of the 2006 interim dividend on earnings per share.

[2] Includes EUR 275 million in 2005 from an agreement between the Dutch tax authorities and AEGON N.V. on a number of items related to AEGON NV’s corporate income tax filings for the years 1996-2005.

ADDITIONAL BALANCE SHEET INFORMATION
At	At			At	At
Dec. 31	Dec. 31			Dec. 31	Dec. 31
2006	2005			2006	2005
USD	USD	%		EUR	EUR	%
			Assets
14,404	12,728	13	Deferred policy acquisition costs	10,938	10,789	1
			Equity
2,783	2,490	12	Preferred shares	2,113	2,111	0
2,170	2,705	(20)	Revaluation reserves	1,648	2,293	(28)
			Liabilities
47,963	52,907	(9)	Fixed annuities	36,418	44,848	(19)
34,343	32,938	4	Institutional guaranteed products	26,077	27,921	(7)
52,751	48,015	10	Variable annuities	40,054	40,701	(2)
6,355	5,954	7	Savings accounts	4,825	5,047	(4)

			Number of employees	28,726	27,159	6

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REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity amounted to EUR 19.1 billion at the end of the quarter, down 1% compared to December 31, 2005. In 2006, the positive impact of EUR 2.8 billion from net income was offset by negative foreign currency translation effects of EUR 1.3 billion, a decrease in revaluation reserves of EUR 0.6 billion and distributions (dividends, coupons on perpetuals and repurchases of outstanding shares) of EUR 0.9 billion.

On November 23, 2006 Transamerica Corporation, a subsidiary of AEGON N.V. announced the completion of a cash tender offer for outstanding legacy debt securities for a total liquidation amount of USD 281 million. The aggregate payment for the purchased securities was refinanced through funds provided by AEGON N.V.

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities, and dated subordinated and senior debt. AEGON targets its capital base to comprise at least 70% shareholders’ equity (excluding revaluation reserve), 25% capital securities, and a maximum of 5% dated subordinated and senior debt.

At December 31, 2006 shareholders’ equity excluding the revaluation reserve represented 75% of the total capital base excluding the revaluation reserve. Group equity excluding the revaluation reserve, represented 93% of the total capital base excluding the revaluation reserve. The capital leverage to total capital ratio decreased to 7% from 11% at December 31, 2005.

AEGON will purchase approximately 8 million AEGON shares in order to hedge the 2007 Employee & Management Stock Option Plans.

On January 29, 2007 AEGON announced that it successfully completed a structured financing and a securitization transaction in January 2007. The first transaction is a 30-year, USD 1.54 billion AXXX / XXX structured credit transaction between an AEGON company and HSBC Bank USA, N.A. This transaction has an initial size of USD 980 million and was designed to provide a cost effective alternative to Letter of Credit (LOC) solutions for Regulation XXX and AXXX redundant reserve requirements in the United States. The second transaction involved a private Value of in-force (ViF) securitization by AEGON UK, enabling AEGON UK to monetize a portion of future profits associated with an existing book of unit-linked business. The securitization will add around GBP 90 million to the total core capital of AEGON. The capital created by the transaction will be used by AEGON UK to return capital to the Group. These transactions provide the company with flexible solutions that help manage reserves and capital in a cost efficient manner. AEGON will continue to explore further opportunities for securitizations and structured financing as part of its ongoing commitment to efficiently and actively manage capital and reserve needs.

Interest charges and other

Interest charges and other decreased 14% to EUR 242 million in 2006.

Dividend

At the Annual General Meeting on April 25, 2007, the Executive Board of AEGON N.V. will propose a total dividend for 2006 of EUR 0.55 per common share, a 22% increase compared to the 2005 dividend. The dividend increase is driven by a strong capital base and healthy cash flows. Taking into account the interim dividend of EUR 0.24 paid in September 2006, the proposed final dividend will amount to EUR 0.31, a 35% increase compared to the final dividend of 2005. The final dividend will be paid in cash or shares at the

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election of the shareholder. The value of the stock dividend will be approximately 5% lower than the cash dividend. AEGON will purchase an equivalent amount of stock on the open market to neutralize the effect of stock dividend. Going forward, AEGON aims to increase dividends in relation to the development of capital position and cash flows.

The record date for the dividend will be April 30, 2007. AEGON shares will be quoted ex-dividend on April 26, 2007. The stock fraction for the stock dividend will be based on the average price for the AEGON share on the Euronext Amsterdam stock exchange for the five trading days from May 10, 2007 up to and including May 16, 2007. The final dividend will be payable as of May 23, 2007.

Delisting

As announced on December 14, 2006 the secondary listing of AEGON N.V. common shares on the Frankfurt Stock Exchange and on the SWX Swiss Exchange in Zurich, Switzerland will be discontinued and the last trading date for AEGON N.V. common shares on both exchanges will be March 12, 2007.

Record date Annual General Meeting

The record date for attending and voting at the Annual General Meeting of shareholders of AEGON N.V. is March 26, 2007.

Subsequent events

On January 19, 2007 AEGON announced the signing of a memorandum of understanding with Banca Transilvania to jointly develop and operate a mandatory pension company in Romania. The 50/50 joint venture company will be established in the summer of 2007 in anticipation of introduction of a mandatory pension system in Romania, expected by early 2008. In addition AEGON will establish a life insurance company in Romania that will enter into a distribution agreement with Banca Transilvania to sell co-branded products through the bank’s branch network.

On January 25, 2007 AEGON N.V. and Sony Life Insurance Co., Ltd. announced their intention to establish a life insurance company in Japan. The 50/50 joint venture will develop annuity products, initially focusing on variable annuity products, that will be distributed through Sony Life’s Lifeplanner® channel as well as through banks and other financial institutions. The partnership between AEGON and Sony Life is expected to be operational in early 2008, subject to final agreement and regulatory licensing and approval

On March 7, 2007, an AEGON company, AUSA Holding Company, announced the expiration of its tender offer to purchase all the outstanding shares of Clark, Inc. (Clark) common stock at USD 17.21 per share. Clark specializes in the sale of corporate-owned and bank-owned life insurance and other benefit programs. Based on preliminary information, the shares tendered, together with the shares already owned by AUSA, represent approximately 94% of the outstanding shares of Clark. AUSA intends to complete this acquisition as soon as possible.

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VALUE OF NEW BUSINESS

Starting with the first quarter of 2006, AEGON is providing value of new business information on a quarterly basis. Value of new business represents the present value of the future distributable earnings on the block of business sold in the latest reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and end of period operating assumptions. AEGON’s management believes that this information, in conjunction with other publicly disclosed financial information, can provide valuable additional information for investors and shareholders.

Value of new business should not be viewed as a substitute for AEGON’s primary financial statements. The methodology AEGON uses to calculate value of new business is consistent with European Embedded Value Principles and described in more detail in the 2005 Embedded Value disclosure document that is available on AEGON’s website: www.aegon.com.

VALUE OF NEW BUSINESS	VNB	VNB
(amounts in EUR millions)	full year	full year
	2006	2005	%
Gross value of new business	1,388	1,122	24
Tax	(389)	(360)	8
Cost of capital	(224)	(212)	6
Value of new business	775	550	41

VALUE OF NEW BUSINESS AND IRR
(amounts in EUR millions, after-tax)	VNB	VNB	IRR	IRR
	full year	full year	full year	full year
	2006	2005	2006	2005
			%	%
Americas	393	273	12.9	11.3
The Netherlands	48	39	9.8	9.2
United Kingdom	181	98	12.2	11.0
Asia	58	83	16.5	10.6
China[1]	1	0	21.2	15.3
Taiwan	57	83	16.4	10.6
Central and Eastern Europe	46	27	34.6	33.4
Czech Republic	0	0	22.1	26.5
Hungary	21	19	33.8	39.9
Poland	15	3	>50%	25.8
Slovakia	9	4	11.5	11.7
Other European countries	48	30	19.1	17.5
France[2]	6	5	9.7	9.1
Spain[3]	42	26	20.4	19.1
Total	775	550	14.5	12.4

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	Spain includes 50% of CAM, 50% of Caja Navarra and 50% of Caja Badajoz.

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VNB/PVNBP SUMMARY	Premium business				Deposit business
(amounts in EUR millions)	(TL, LAP, Reins, A&H)				(FA, VA, IGP, Fee)
full year 2006	VNB	PVNBP[4]	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits	Total VNB	Total IRR
			%	%			%	%		%

Americas	222	7,825	2.8	15.7	171	30,461	0.6	0.7	393	12.9
The Netherlands	48	2,199	2.2	16.7	0	5	6.2	0	48	9.8
United Kingdom	181	10,142	1.8	12.3	0	0	-	0	181	12.2
Asia	58	919	6.3	46.8	0	12	3.4	14.7	58	16.5
China[1]	1	41	3.2	19.4	0	0	-	0	1	21.2
Taiwan	57	878	6.5	48.3	0	12	3.4	14.7	57	16.4
Central and Eastern Europe	28	594	4.7	35.3	18	839	2.1	36.7	46	34.6
Czech Republic	0	10	4.8	22.1	0	0	-	0	0	22.1
Hungary	11	108	9.9	63.1	10	223	4.5	53.4	21	33.8
Poland	15	456	3.3	26.4	0	0	-	0	15	>50%
Slovakia	2	19	9.0	61.9	7	615	1.2	25.8	9	11.5
Other European countries	46	2,013	2.3	20.7	2	34	4.8	40.4	48	19.1
France[2]	6	1,190	0.5	5.5	0	0	-	0	6	9.7
Spain[3]	40	823	4.9	33.9	2	34	4.8	40.4	42	20.4
Total	584	23,692	2.5	16.2	191	31,351	0.6	0.7	775	14.5

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	Spain includes 50% of CAM, 50% of Caja Navarra and 50% of Caja Badajoz.
[4]	Present Value New Business Premium.

MODELED NEW BUSINESS	Premium business		Deposit business
APE[4] AND DEPOSITS	(TL, LAP, Reins, A&H)		(FA, VA, IGP, Fee)
(amounts in EUR millions)	APE	APE	Deposits	Deposits	VNB	VNB
	full year	full year	full year	full year	full year	full year
	2006	2005	2006	2005	2006	2005	%
Americas	1,418	1,418	25,943	22,584	393	273	44
The Netherlands	287	231	0	23	48	39	23
United Kingdom	1,473	985	0	0	181	98	85
Asia	124	316	3	0	58	83	(30)
China[1]	7	4	0	0	1	0	N.M.
Taiwan	117	312	3	0	57	83	(31)
Central and Eastern Europe	79	30	48	26	46	27	68
Czech Republic	2	2	0	0	0	0	(2)
Hungary	17	16	19	15	21	19	9
Poland	58	11	0	0	15	3	N.M.
Slovakia	3	2	29	10	9	4	108
Other European countries	221	174	4	0	48	30	57
France[2]	102	91	0	0	6	5	22
Spain[3]	119	83	4	0	42	26	64
Total	3,603	3,154	25,998	22,632	775	550	41

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	Spain includes 50% of CAM, 50% of Caja Navarra and 50% of Caja Badajoz.
[4]	APE = recurring premium + 1/10 single premium.

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ADDITIONAL INFORMATION

NET INCOME PER SHARE (EPS) CALCULATION
	amounts in millions (except per share data)
	EUR			EUR
	Fourth quarter			Full year
	2006	2005	%	2006	2005	%

Net income	816	687	19	2,789	2,732	2
Preferred dividend	0	0	N.M.	(80)	(79)	(1)
Coupons on perpetuals	(39)	(37)	(5)	(143)	(132)	(8)
Net income attributable to ordinary shareholders	777	650	20	2,566	2,521	2

Weighted average number of ordinary shares outstanding				1,579	1,548	2
Net income per share	0.50	0.41	22	1.63	1.63	0

Quarterly net income per share	2006	2005

first quarter	0.38	0.43	(12)
second quarter	0.35	0.41	(15)
third quarter	0.40	0.38	5
fourth quarter	0.50	0.41	22

CONDENSED CONSOLIDATED INCOME STATEMENT
				amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2006	2005	%	2006	2005	%

Total revenues	9,598	8,037	19	36,615	30,336	21
Income from reinsurance ceded	297	436	(32)	1,468	1,691	(13)
Net fair value and foreign exchange gains	354	271	31	937	698	34
Net gains on investments	5,024	3,618	39	10,278	12,609	(18)
Other income	1	0	0	11	176	(94)
Total income	15,274	12,362	24	49,309	45,510	8

Benefits and expenses [1]	13,995	11,293	24	43,737	41,054	7
Net fair value and foreign exchange losses	16	190	(92)	127	385	(67)
Net losses on investments and impairment charges	435	64	N.M.	1,724	100	N.M.
Interest charges and related fees	29	9	N.M.	362	373	(3)
Other charges	0	3	N.M.	1	3	(67)
Total charges	14,475	11,559	25	45,951	41,915	10

Share in profit/(loss) of associates	13	8	63	32	20	60
Income before tax	812	811	0	3,390	3,615	(6)
Income tax	4	(123)	N.M.	(601)	(885)	(32)
Minority interest	0	(1)	N.M.	0	2	N.M.
Net income	816	687	19	2,789	2,732	2

[1] For full year 2006, includes commissions and expenses for EUR 6,085 million (2005: EUR 5,522 million).

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REVENUES AND PRODUCTION
				amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2006	2005	%	2006	2005	%
Revenues
Life general account single premiums	887	583	52	2,782	1,751	59
Life general account recurring premiums	1,755	1,711	3	6,437	6,205	4
Life policyholders account single premiums	2,199	1,060	107	8,169	3,795	115
Life policyholders account recurring premiums	1,070	1,012	6	4,380	4,328	1
Total life insurance gross premiums	5,911	4,366	35	21,768	16,079	35
Accident and health insurance	518	533	(3)	2,241	2,230	0
General insurance	120	122	(2)	561	573	(2)
Total gross premiums	6,549	5,021	30	24,570	18,882	30
Investment income	2,567	2,613	(2)	10,376	9,937	4
Fee and commission income	481	389	24	1,665	1,444	15
Other revenues	1	14	(93)	4	73	(95)
Total revenues	9,598	8,037	19	36,615	30,336	21

Total revenues by product segment
Life insurance	8,791	7,183	22	33,131	26,750	24
Accident and health insurance	602	625	(4)	2,597	2,589	0
General insurance	128	140	(9)	610	627	(3)
Banking activities	56	56	0	227	249	(9)
Other activities	21	33	(36)	50	121	(59)
Total revenues	9,598	8,037	19	36,615	30,336	21

Standardized new premium production insurance
Life single premiums	3,450	2,100	64	11,935	6,907	73
Life recurring premiums annualized	526	433	21	1,857	1,848	0
Life total recurring plus 1/10 single	872	643	36	3,051	2,539	20

Gross deposits
Fixed annuities	524	521	1	1,726	1,783	(3)
Institutional guaranteed products	2,010	1,800	12	9,948	8,600	16
Variable annuities	1,246	1,283	(3)	5,268	5,031	5
Total	3,780	3,604	5	16,942	15,414	10
Savings deposits	503	939	(46)	2,401	3,478	(31)
Total production on balance sheet	4,283	4,543	(6)	19,343	18,892	2

Net deposits
Fixed annuities	(1,441)	(1,240)	(16)	(5,862)	(4,204)	(39)
Institutional guaranteed products	(948)	204	N.M.	(299)	520	N.M.
Variable annuities	(6)	360	N.M.	353	913	(61)
Total	(2,395)	(676)	N.M.	(5,808)	(2,771)	(110)
Savings deposits	(226)	(439)	49	(322)	(618)	48
Total net deposits	(2,621)	(1,115)	(135)	(6,130)	(3,389)	(81)

Off balance sheet production
Synthetic GICs	5,640	2,149	162	10,049	6,614	52
Mutual funds/Collective Trusts and other managed assets	2,245	2,302	(2)	9,773	10,811	(10)
Total production off balance sheet	7,885	4,451	77	19,822	17,425	14

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INVESTMENTS GEOGRAPHICALLY
amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At December 31, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,812	49	Shares	2,135	5,451	73	106	(20)	7,745
98,210	2,911	Bonds	74,571	14,811	4,335	3,815	22	97,554
17,324	0	Loans	13,154	7,112	0	339	0	20,605
9,975	0	Other financial assets	7,574	42	0	55	0	7,671
493	0	Investments in real estate	374	1,869	0	0	0	2,243
217	0	Real estate held for own use	165	97	0	37	14	313
129,031	2,960	Investments general account	97,973	29,382	4,408	4,352	16	136,131
0	23,083	Shares	0	10,208	34,376	152	(20)	44,716
0	13,928	Bonds	0	9,451	20,742	181	0	30,374
63,462	1,608	Separate accounts and investment funds	48,187	0	2,395	1,292	0	51,874
0	3,364	Other financial assets	0	1,066	5,009	21	0	6,096
0	1,563	Investments in real estate	0	0	2,327	0	0	2,327
0	101	Real estate held for own use	0	0	150	0	0	150
63,462	43,647	Investments for account of policyholders	48,187	20,725	64,999	1,646	(20)	135,537
192,493	46,607	Investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668
94,606	2,216	Off balance sheet investments third parties	71,835	13,863	3,301	1,984	0	90,983
287,099	48,823	Total revenue generating investments	217,995	63,970	72,708	7,982	(4)	362,651

		Investments
101,401	2,897	Available-for-sale	76,994	18,174	4,315	2,394	18	101,895
17,324	0	Loans	13,154	7,112	0	339	0	20,605
0	0	Held-to-maturity	0	0	0	1,527	0	1,527
73,058	42,046	Financial assets at fair value through profit or loss	55,473	22,855	62,615	1,701	(36)	142,608
493	1,563	Investments in real estate	374	1,869	2,327	0	0	4,570
217	101	Real estate held for own use	165	97	150	37	14	463
192,493	46,607	Total investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668

ASSETS AND CAPITAL GEOGRAPHICALLY
			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At December 31, 2006
222,893	51,059	Assets business units	169,243	59,228	76,037	7,555	312,063
		Other assets					2,750
		Total assets on balance sheet					314,813

19,796	2,285	Capital in units	15,031	4,769	3,403	1,335	24,538

		Total capital base					24,815
		Other net liabilities					(277)
		Total					24,538

		At December 31, 2005
210,458	47,319	Assets business units	178,400	55,474	69,049	5,720	308,643
		Other assets					2,572
		Total assets on balance sheet					311,215

19,149	2,124	Capital in units	16,232	5,011	3,100	1,155	25,498

		Total capital base					25,450
		Other net liabilities					48
		Total					25,498

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Cautionary note regarding Regulation G (non-GAAP financial measure)

This press release includes a non-GAAP financial measure: operating earnings before tax. The reconciliation of this measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of its peers.

RECONCILIATION OPERATING EARNINGS TO INCOME BEFORE TAX
				amounts in millions
	EUR			EUR
	Fourth quarter			Full year
	2006	2005	%	2006	2005	%

Operating earnings before tax	735	643	14	2,828	2,147	32
Gains on investments	211	198	7	964	1,269	(24)
Other income	2	0	N.M.	12	176	(93)
Losses on investments	(208)	(57)	N.M.	(495)	(112)	N.M.
Impairment charges	23	(5)	N.M.	(25)	14	N.M.
Other charges	0	(3)	N.M.	(1)	(3)	67
Policyholder tax	36	27	33	75	104	(28)
Share in profit/(loss) of associates	13	8	63	32	20	60
Income before tax	812	811	0	3,390	3,615	(6)

Explanatory notes

The published figures are unaudited.

Traditional life includes income on traditional and fixed universal life products.

Life for account of policyholders includes income on variable universal life, unitised pension (UK), other unit-linked products with investments for account of policyholders and with profit fund in the UK.

Variable annuities includes segregated funds.

Institutional guaranteed products includes income on GICs and funding agreements.

Fee business includes income on off balance sheet type products.

Reinsurance includes income on reinsurance business assumed from direct writers.

Other is currently used to report any items which cannot be directly allocated to a specific line of business.

Currencies

Income statement items: average rate 1 EUR = USD 1.2566 (2005: USD 1.2456).

Income statement items: average rate 1 EUR = GBP 0.6809 (2005: GBP 0.6837).

Balance sheet items: closing rate 1 EUR = USD 1.3170 (2005: USD 1.1797).

Balance sheet items: closing rate 1 EUR = GBP 0.6715 (2005: GBP 0.6853).

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DISCLAIMERS

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, including:
-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
t	The frequency and severity of insured loss events;
t	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
t	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
t	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
t	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;
t	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

PRESS CONFERENCE AND WEBCAST DETAILS

Press conference

A press conference on the full year 2006 results will be held this morning at 10.00 hrs (Dutch time). This conference and Q&A session will be audio webcast live on AEGON’s website: www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the full year 2006 results will be held today at

Amsterdam         15.00 hrs

London               14.00 hrs

New York            09.00 hrs

The listen-only phone numbers for the conference call are as follows:

+31 20 796 5332 (the Netherlands)

+44 208 515 2301 (United Kingdom)

+1 303 262 2139 (United States)

The conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

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